SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

US UNWIRED INC.

(Name of Subject Company)

US UNWIRED INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90338R104

(CUSIP Number of Class of Securities)

Thomas G. Henning

General Counsel and Corporate Secretary

901 Lakeshore Drive

Lake Charles, Louisiana 70601

(337) 436-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

James J. Clark, Esq.	Anthony J. Correro III, Esq.
W. Leslie Duffy, Esq.	Louis Y. Fishman, Esq.
Cahill Gordon & Reindel LLP	Correro Fishman Haygood Phelps
80 Pine Street	Walmsley & Casteix, L.L.P.
New York, New York 10005	201 St. Charles Avenue, 46th Floor
(212) 701-3000	New Orleans, Louisiana 70170
(504) 586-5252

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

US Unwired Inc., a Louisiana corporation (the “Company” or “US Unwired”), hereby amends and supplements its statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on July 15, 2005 with respect to the tender offer by UK Acquisition Corp., a Louisiana corporation (“Purchaser”) and a wholly owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”), to purchase all of the outstanding shares of the common stock of the Company, par value $0.01 per share (the “Company Common Stock”), at a purchase price of $6.25 per share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the “Offer”).

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

In Item 3, the paragraph under the subsection “Cameron Transfer” is hereby amended by inserting the following language after the first sentence thereof:

As of June 30, 2005, Cameron, which is a party to the Shareholders Agreement, owned 2,634,842 shares of Company Common Stock. In addition, William L. Henning, the beneficial owner of more that 5% of the Company Common Stock as of June 30, 2005, is the principal owner of Cameron and, along with William L. Henning, Jr. and Thomas G. Henning (both members of the Company’s Board of Directors), a Cameron director.

Item 4. The Solicitation or Recommendation.

(a) In Item 4, the eighth paragraph under the subsection “Background of the Transaction.—Background to the Offer/Merger” is hereby amended by adding the following at the end of such paragraph:

With respect to strategic transactions with other companies, the Company and Evercore discussed various issues, including potential parties, forms of consideration and relative valuations of the Company vis à vis potential parties. With respect to potential remedies relating to the pending Sprint-Nextel merger, the Company and Evercore discussed remedies available under the Management Agreements, including the Company’s put right and call right, and other potential legal and equitable remedies.

(b) Item 4 the eighteenth paragraph under the subsection “Background of the Transaction.—Background to the Offer/Merger” is hereby amended by adding the following at the end of such paragraph:

Company X never responded to Investcorp or the Company and, as a result, no further discussions were had with Company X with respect to a possible transaction.

(c) In Item 4, the twenty-third paragraph under the subsection “Background of the Transaction.—Background to the Offer/Merger” is hereby amended by adding the following at the end of such paragraph:

The Board determined that having the transaction close as quickly as possible would be in the best interests of the shareholders, both because of the certainty of the payment and the time value of money. The Board also determined that it was not in the best interests of the Company to have a prolonged period of time between the signing of the merger agreement and the closing of the transaction if it could be avoided. In particular, the Board determined that the longer the litigation with Sprint was stayed pending consummation of the transaction, the more disadvantaged the Company could be in resuming that litigation if the transaction were ultimately not to close. In addition, the Board wanted to minimize closing risk by keeping the period of time between the signing and the closing as short as possible.

(d) Item 4 is hereby amended by adding the following at the end of the twenty-third paragraph under the subsection “Background of the Transaction.—Background to the Offer/Merger”:

The Board decided not to pursue a transaction with Company Y because, among other reasons, (1) the Board believed that an all-cash transaction was better than an all-stock transaction, as offered by Company Y, (2) the Board believed that a transaction with Sprint had a significantly greater certainty of closing than a transaction with Company Y and (3) the value of the offer from Company Y was significantly less than the offer from Sprint.

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(e) Item 4 is hereby amended by adding the following paragraph immediately following the thirty-second paragraph under the subsection “Background of the Transaction.—Background to the Offer/Merger”:

With respect to the termination fee to be payable in certain circumstances by the Company under the merger agreement, Sprint initially proposed $53 million. The Company countered with $30 million. Following a series of proposals and counterproposals and in connection with resolving the other outstanding issues in the merger agreement, the Company and Sprint agreed to a termination fee of $35 million.

(f) In Item 4, the third to the last paragraph under the subsection “Background of the Transaction.—Background to the Offer/Merger” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

On July 8, 2005, legal counsel for the Company sent Sprint an initial draft of a license purchase agreement and legal counsel for Sprint sent the Company an initial draft of the spectrum lease agreement. These agreements provided for the sale of certain FCC licenses currently held by the Company to Cameron, an affiliate of the Company, and the lease of the licenses from Cameron to the Company after consummation of the acquisition. As of June 30, 2005, Cameron, which is a party to the Shareholders Agreement, owned 2,634,842 shares of Company Common Stock. In addition, William L. Henning, the beneficial owner of more that 5% of the Company Common Stock as of June 30, 2005, is the principal owner of Cameron and, along with William L. Henning, Jr. and Thomas G. Henning (both members of the Company’s Board of Directors), a Cameron director. Following agreement between the Company and Sprint with respect to the purchase price for the Company Common Stock, Cameron informed the Company that Cameron was interested in purchasing the FCC licenses from the Company. The parties agreed to provide Sprint with continued access to the FCC licenses through a short term lease agreement, as permitted by the FCC’s rules, since Sprint may require the use of the spectrum for up to one year as Sprint determines how it will transition existing customers to Sprint’s licensed spectrum. Legal counsel for the Company proposed the possible sale of the FCC licenses by Louisiana Unwired LLC to Cameron and the grant by Cameron of an exclusive right to use the spectrum to Louisiana Unwired LLC or another subsidiary of the Company. In addition, Sprint would be granted a future right to reacquire the spectrum, in accordance with the FCC’s spectrum leasing rules, at a price equal to the sale price plus an interest component equal to 4% per annum. Counsel for the Company believed that a transfer to Cameron would not involve a substantial change of control of the FCC licenses for FCC purposes and that the transfer to Cameron would qualify as a “pro forma” transfer under FCC regulations. Therefore, the transfer could be effected without causing additional delay to the acquisition process. After discussion by legal counsel for Sprint and the Company, Sprint agreed to the proposed structure.

On July 9 and July 10, 2005, legal counsel for the Company and Sprint continued to negotiate the terms of the merger agreement and related agreements and to exchange drafts of those agreements.

(g) In Item 4, paragraph no. 4 under the subsection “Background of the Transaction.—Reasons for the Recommendation of the Board” is hereby amended by adding the following immediately after the third sentence of such paragraph:

Evercore informed the Company that it did not assign any value to the Sprint litigation because the Company did not provide Evercore with a dollar value of such litigation and it was beyond Evercore’s area of expertise to create an estimate of the value of such litigation. The Company did not provide a dollar value to Evercore because of the inherent uncertainties involved in the litigation process, including with respect to the likelihood and timing of success, as well as potential recoveries, at trial and on appeal. However, as discussed above under “—Background to the Offer/Merger” and as described below under “—Settlement of Litigation”, the Board had discussions with Jenner & Block LLP, the Company’s legal advisor, with respect to the litigation and these uncertainties.

(h) In Item 4, paragraph no. 6 under the subsection “Background of the Transaction.—Reasons for the Recommendation of the Board” is hereby amended by adding the following at the end of such paragraph:

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The Board determined that having the transaction close as quickly as possible would be in the best interests of the shareholders, both because of the certainty of the payment and the time value of money. The Board also determined that it was not in the best interests of the Company to have a prolonged period of time between the signing of the merger agreement and the closing of the transaction if it could be avoided. In particular, the Board determined that the longer the litigation with Sprint was stayed pending consummation of the transaction, the more disadvantaged the Company could be in resuming that litigation if the transaction were ultimately not to close. In addition, the Board wanted to minimize closing risk by keeping the period of time between the signing and the closing as short as possible.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

In Item 5, the second paragraph is hereby amended by deleting the second sentence thereof in its entirety and replacing it with the following:

In the past, Evercore and its affiliates have provided financial advisory and financing services for the Company unrelated to the Merger. In particular, Evercore advised the Company in connection with the Company’s bank restructuring in 2003 and received fees of $995,000 in the aggregate for such services. Evercore does not own any shares of common stock of the Company or Sprint.

Item 8. Additional Information.

(a) Item 8 is hereby amended by adding the following at the end of the third paragraph under the subsection “Antitrust”:

On August 1, 2005, Sprint informed the Company that the FTC notified Sprint that its request for early termination of the waiting period applicable to the Offer under the HSR Act was granted. Therefore, the condition to the Offer relating to the applicable waiting period under the HSR Act has been satisfied.

(b) In Item 8, the first paragraph under the subsection “FCC Approval” is hereby amended by adding the following at the end of such paragraph:

Louisiana Unwired LLC applied for FCC consent to transfer the FCC licenses to Cameron on July 11, 2005. That application was consented to on July 29, 2005. Sprint and the Company expect to file the applications for the requisite FCC consent to the anticipated spectrum lease during the week of August 1, 2005, and anticipate action by the FCC on those applications within ten days after they are filed.

Annex II

Evercore revised its fairness opinion delivered to the Company’s Board of Directors and, as a result, Annex II is hereby amended by deleting the last sentence of the second to last paragraph thereof.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

US UNWIRED INC.

By:	/s/ Jerry E. Vaughn
Name: Jerry E. Vaughn
Title: Chief Financial Officer

Dated: August 1, 2005

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